Filed by Centex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. 001-06776
Date: April 8, 2009

April 8, 2009

Dear Valued Customer:

I wanted to let you know that today Centex and Pulte Homes announced that we have agreed to merge our businesses to create what we believe will be the largest and best-positioned homebuilder in America.

Combining Centex and Pulte Homes will create a stronger organization with increased scale and resources that is better able to meet the needs of our customers.

Already, Centex and Pulte are the pre-eminent home builders in customer satisfaction and corporate responsibility, so merging our organizations will only reinforce that record of excellence. In fact, Centex and Pulte Homes are the only homebuilders to have received the Platinum Award from J.D. Power & Associates for excellence in customer satisfaction.

With more than 120 years of combined experience, our goal will be to unite our knowledge and expertise to build high quality, energy efficient homes. The communities where we build will benefit from our financial strength, careful practices, and heritage of doing the right thing.

We don’t expect the merger to be completed until the third quarter of 2009, and our teams will use the next few months to prepare for a seamless transition. Importantly, we do not expect any change in our industry-leading levels of customer service – both as we move through this process and once the merger has been completed.

If you have any questions about the transaction – and what this means for you – please don’t hesitate to contact your sales consultant. You can also find out more about the announcement by going to www.premierbuilderusa.com. I want to thank you for your continued commitment to Centex and look forward to building on our relationship in the future.

Chairman and Chief Executive Officer Centex Corporation

IMPORTANT INFORMATION: In connection with the proposed transaction, Pulte and Centex will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to file a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC (i) by Centex, by contacting Centex Investor Relations at 214-981-5000, Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000 and (ii) by Pulte, by contacting Pulte Investor Relations at Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations. In addition, you may also find information about the merger transaction at www.premierbuilderusa.com.

IMPORTANT NOTE: Statements contained in this document that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized and other factors that will be discussed more fully in the joint proxy statement/prospectus of Pulte and Centex intended to be filed, and other reports subsequently filed from time to time, with the SEC. These forward-looking statements represent only Pulte’s and Centex’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. Neither Pulte nor Centex assumes any obligation to update any forward-looking statements.